Exhibit 3.1(b)

Amendment to Article FOURTH

of the Amended and Restated Articles of Incorporation of

Civista Bancshares, Inc.

The first sentence of Article FOURTH shall be amended and restated in its entirety as follows:

FOURTH: The authorized number of shares of the Corporation shall be Forty Million Two Hundred Thousand (40,200,000), consisting of Forty Million (40,000,000) common shares, each without par value (the “common shares”), and Two Hundred Thousand (200,000) preferred shares, each without par value (the “Preferred shares”).